UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WATCHGUARD TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

941105 10 8

(CUSIP Number)

Vector Capital III, L.P.

Vector Capital Partners III, L.L.C.

Alexander R. Slusky

c/o Vector Capital Corporation

456 Montgomery Street, 19th Floor

San Francisco, CA 94104

Telephone:  (415) 293-5000

Attn:  Alexander R. Slusky

with a copy to:

Michael J. Kennedy

O’Melveny & Myers LLP

275 Battery Street, Suite 2600

San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9441105 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,247,500 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,247,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,247,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 9441105 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Capital Partners III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,247,500 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,247,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,247,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 9441105 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander R. Slusky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,247,500 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,247,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,247,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) IN

This First Amended Statement (this “First Amended Statement”) to the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of Vector Capital III, L.P., a Delaware limited partnership, Vector Capital Partners III, L.L.C., a Delaware limited liability company (together with Vector Capital III, L.P., “Vector”) and Alexander R. Slusky, an individual (together with Vector, the “Reporting Persons”) on March 23, 2006 (the “Initial Statement”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information  previously  reported  by the Reporting Persons in the Initial Statement by adding the information set forth below to the items indicated.  Unless otherwise stated herein, all capitalized terms used in this First Amended Statement have the same meanings as those set forth in the Initial Statement.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by inserting the following at the end of the first paragraph thereof:

On May 26, 2006 the Reporting Persons, acting through Vector Capital Corporation, sent a non-binding letter of interest to the Company setting forth a proposal for the acquisition by Vector of all outstanding shares and options of capital stock of the Company for cash.  The letter is attached hereto as Exhibit 3 and is incorporated herein by reference.

Item 4 is hereby further amended and supplemented by deleting the last paragraph thereof in its entirety and replacing such deleted text with the following:

Except as set forth above or in the letters attached hereto as Exhibit 2 and Exhibit 3, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby supplemented as set forth below:
3	Letter dated as of May 26, 2006, from Vector Capital Corporation to WatchGuard Technologies, Inc.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2006
VECTOR CAPITAL III, L.P.
By: Vector Capital Partners III, L.L.C., its General
Partner

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky

INDEX TO EXHIBITS

Exhibit Number	Document

1

Joint Filing Agreement dated March 23, 2006, by and among Vector Capital III, L.P., Vector Capital Partners III, L.L.C. and Alexander R. Slusky. (Incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on March 23, 2006).

2

Letter dated as of February 17, 2006 from Vector Capital Corporation to the Board of Directors of WatchGuard Technologies, Inc. (Incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on March 23, 2006).

3	Letter dated as of May 26, 2006, from Vector Capital Corporation to WatchGuard Technologies, Inc.